SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Share buyback programme

Ryanair Holdings plc (the "Company") is pleased to announce that it has completed the share buyback programme, which was launched on 21 May 2024, returning a further €700m to shareholders, with approx. 38.6m ordinary shares (including Shares underlying American Depositary Shares) repurchased and cancelled.

Further to the announcement on 08 Aug. 2024, the Company has entered into arrangements with J&E Davy ("Davy") to undertake a follow-on share buyback programme to repurchase on its behalf, ordinary shares of €0.006 each (the "Shares") including Shares underlying American Depositary Shares, during the period commencing today, (27 Aug. 2024), and ending not later than 31 May 2025 (the "Programme").

The maximum consideration payable by the Company In respect of repurchases of Shares and repurchases of Shares underlying American Depositary Shares under these new arrangements is €800m.

The Programme will at all times be conducted in accordance with (and within the parameters prescribed by) the Company's general authority to repurchase Shares as approved by shareholders at the Company's AGM on 14 Sept. 2023 (and as such authority may be renewed and/or amended) and Chapter 9 of the Euronext Dublin Listing Rules. The purpose of the Programme is to reduce the share capital of the Company. All Shares repurchased will be cancelled.

Davy will purchase Shares, not underlying the American Depositary Shares, on behalf of the Company (on a riskless principal basis) on Euronext Dublin. Davy will repurchase these Shares for a maximum consideration of up to €240m (approx. 30% of the programme) and will make trading decisions independently of the Company within certain pre-set parameters. The repurchase of these Shares will be conducted in accordance with the parameters prescribed by the relevant provisions of the Market Abuse Regulation 596/2014/EU and the Commission Delegated Regulation (EU) 2016/1052.

Davy will also purchase Shares underlying American Depositary Shares on behalf of the Company (on a riskless principal basis and through the acquisition of American Depositary Shares on Nasdaq). Davy will purchase Shares underlying the American Depositary Shares for a maximum consideration of up to €560m (approx. 70% of the programme) and save where otherwise agreed with the Company, Davy will make trading decisions independently of the Company within certain pre-set parameters. The repurchase of Shares underlying the American Depositary Shares as part of the Programme will be conducted in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The timing, the actual number of Shares repurchased, and the split between Shares and Shares underlying American Depositary Shares repurchased, will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the Programme.

Separately, the Programme may be supplemented by the purchase of Shares, not underlying the American Depositary Shares, by way of block trades conducted outside the United States and in accordance with the Company's general authority to repurchase Shares. The maximum consideration that may be paid in respect of Shares underlying the American Depositary Shares as part of the Programme will be reduced by the corresponding amount of capital returned through such block trades. Such block trades will be targeted at Shares held by or on behalf of non-EU nationals which are treated as "Restricted Shares" (within the meaning of the Company's Articles of Association), the purpose of which is to further reduce the proportionate number of Shares held by or on behalf of non-EU nationals in an effort to achieve a level of EU national ownership which would  facilitate the removal of the voting restrictions at general meetings to which Shares held by non-EU nationals have been subject since Jan. 2021.

Ends:
For further information please contact: www.ryanair.com	Peter Larkin Ryanair Head of Investor Relations Tel: +353-1-9451212	Paul Clifford Drury Tel: +353-1-260-5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
27 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary